February 29, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:    David Irving
    Michelle Miller

Re:     Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31. 2023
Quarterly Report on Form 10-Q for the Period Ending March 31, 2023
Filed May 15. 2023
File No. 001-40808

Dear Mr. Irving and Ms. Miller:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated December 19, 2023 (the “Staff Letter”), addressed to the former Chief Financial Officer of the Company, with regard to the above referenced matter. We have reviewed the Staff Letter and provide the following responses. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Form 10-K for the Fiscal Years Ended December 31, 2021 and 2022

Notes to Consolidated Financial Statements, page F-7

1.We note your responses to prior comment 1 and prior comment 7 of your August 3, 2023 correspondence that your mining contracts are one-day contracts, that contract inception is each day you provide computing power to the pool, that you receive consideration earned the day following the one-day contract and that the significant majority of cryptocurrency [sic] received from the pool operators is sold within minutes of receipt and the remaining sold during the day received. ASC 606-10-32-21 requires the estimated fair value of noncash consideration be measured at contraction inception (that is, the date at which the criteria in paragraph ASC 606-10-25-1 are met). Please address the following:

oRevise your accounting policy in future filings to comply with ASC 606-10-32-21 to measure the fair value of noncash consideration at contract inception (that is, the date of each one-day contract) and revise to disclose, if true, that you recognize non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

oTell us and disclose in future filings, the time of day you receive your noncash consideration from your pool operator and the time each day you have selected to sell your crypto currency. Given that the Bitcoin exchange trades 24/7, please tell us the specific point in time that you selected to fair value Bitcoin each day (e.g. 23:59:59 or 0:00:00). If 0:00:00, please specify if that is the start of the day of the contract (i.e. 0:00:00 to 23:59:59) or the start of the next day.

The Company acknowledges the Staff’s comments and supplementally informs the Staff that the Company (i) measures the fair value of the cryptocurrency it receives from mining pool operators as noncash transaction consideration for performing hash computations on the same date as contract inception at 0:00:00 UTC on the start date of the contract and (ii) receives such cryptocurrency from mining pool operators between 9:00 a.m. and 5:00 p.m. UTC time each day, automatically selling it for cash within minutes of receipt.

The Company will revise its disclosure in “Note 2 - Summary of Significant Account Policies – Revenue Recognition” on Form 10-K and Form 10-Q starting with the Form 10-K for the fiscal year ended December 31, 2023, to incorporate the above referenced clarifications as reflected in Exhibit A attached hereto.

oProvide us your SAB 99 analysis assessing the materiality of the misstatement in the historical periods presented comparing the fair value of noncash consideration at contract inception (that is, the date of each one-day contract at the same time each day) versus on the date received.

The Company acknowledges the Staff’s comment and supplementally informs the Staff that, after conducting the below analysis under SEC Staff Accounting Bulletin No. 99: Materiality (“SAB 99”) to assess the materiality of the misstatements of the fair value of the cryptocurrency the Company receives from mining pool operators as noncash transaction consideration, measured at the time of liquidation versus at contract inception at the same time each day, the Company concluded the misstatements were immaterial for the fiscal years ended December 31, 2021 and 2022.

SAB 99 Analysis – Revenue Recognition Policy

    ASC 606-10-32-21 explains that, in determining the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph ASC 606-10-25-1 are met). In its Form 10-K for the fiscal years ended December 31, 2021 and 2022, the Company recognized revenue from noncash consideration in the form of cryptocurrency equal to the fair value at the time of liquidation not at contract inception at the same time each day, which led to misstatements of cryptocurrency datacenter revenue.

Consistent with SAB 99 guidance, the Company has established a materiality threshold of 5% of cryptocurrency datacenter revenue to assess the quantitative impact of the misstatements on the Company’s Consolidated Statements of Operations in the Form 10-K for the fiscal years ended December 31, 2021 and 2022 as follows:

Cryptocurrency Datacenter Revenue (in thousands)
	Reported Amount	Correct Amount	Error	Error Percentage
FY2021	87,897	87,919	(22)	(0.03%)
FY2022	73,809	74,120	(311)	(0.42%)

Based on the quantitative assessment above, the Company concluded that the misstatements amounted to less than 5% of cryptocurrency datacenter revenue. Further, the misstatements did not impact net income in the historical periods referenced as any change in the fair value of cryptocurrency datacenter revenue owing to the time of measurement would be canceled out by a corresponding gain or loss, as the case may be, on the sale of digital assets. Accordingly, the Company has concluded that the misstatements were not quantitatively material to its financial statements for the fiscal years ended December 31, 2021 and 2022.

The Company has also considered the qualitative impact of the misstatements as required by SAB 99. A summary of the Company’s assessment of the qualitative factors suggested for consideration in SAB 99 is presented below:

SAB 99 Qualitative Factors	The Impact of Error

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	Yes. The price of the cryptocurrency the Company receives as noncash consideration at contract inception is readily determinable but was not used due to the Company’s former revenue recognition policy.

Whether the misstatement masks a change in earnings or other trends.	No. The misstatements have no impact on earnings or other trends as the change in the fair value of the cryptocurrency datacenter revenue as measured from the time of liquidation versus contract inception at the same time each day would be recognized in earnings as a gain or loss, as the case may be, on sale of digital assets.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	No. The misstatements have no impact on analysts’ consensus expectations for the Company.

Whether the misstatement changes a loss into income or vice versa.	No. The misstatements would not change a loss into income or vice versa because the change in the fair value of the cryptocurrency datacenter revenue as measured from the time of liquidation versus contract inception at the same time each day would be recognized in earnings as a gain or loss, as the case may be, on sale of digital assets, resulting in the same net gain or loss, as the case may be, on the Company’s Condensed Consolidated Statements of Operations.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	No. The Company only has one segment and the misstatements, if corrected, would result in the same net loss from the Company’s cryptocurrency datacenter segment.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	No. The misstatements do not interfere with the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	No. The misstatements do not impact the Company’s compliance with loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	No. The misstatements have no impact on the setting or meeting of management targets or any compensation in connection therewith.

Whether the misstatement involves concealment of an unlawful transaction.	No. The misstatements do not involve an unlawful transaction or the concealment thereof.
Based on the aggregate of quantitative and qualitative considerations discussed above, the Company concluded that the misstatements in cryptocurrency datacenter revenue are immaterial to the Company’s historical results for the fiscal years ended December 31, 2021 and 2022.

2.We note your response to prior comment 1. Please confirm our understanding, and include the specific disclosures in future filings:

oRevise your disclosure to indicate how each component of your FPPS contract consideration and or payment mechanism is calculated. In this regard, we note crypto currency block rewards, transaction fees, and mining pool operator fees.
The Company acknowledges the Staff’s comments and will revise its disclosure in “Note 2 - Summary of Significant Account Policies – Revenue Recognition” on Form 10-K and Form 10-Q starting with the Form 10-K for the fiscal year ended December 31, 2023, to incorporate the above referenced information as reflected in Exhibit A attached hereto.

oWe note that your performance obligation is to, "provide computing power to the mining pool." Tell us your consideration for disclosing your performance obligation as, "the service of performing hash computations for the mining pool operator," or something similar to more precisely and closely align with the promise in your contracts, and include this specific disclosure in future filings, if true.
The Company acknowledges the Staff’s comments and will revise its disclosure in “Note 2 - Summary of Significant Account Policies – Revenue Recognition” on Form 10-K and Form 10-Q starting with the Form 10-K for the fiscal year ended December 31, 2023, to clarify that the Company’s only performance obligation in its contracts with mining pool operators is the service of performing hash computations for the mining pool operators, as reflected in Exhibit A attached hereto.

oTell us your consideration of whether each mining pool arrangement, through operation of the provision to terminate at any time without penalty, is a contract that is continuously renewed, and if so, tell us:
oYour consideration as to whether the duration of your contracts is less than 24 hours;
oWhether the rate of payment remains the same upon renewal; and
oWhether your customer's option to renew represents a material right that represents a separate performance obligation as contemplated by ASC 606-10-55-42.
The Company acknowledges the Staff’s comments and supplementally informs the Staff that the Company considers each mining pool arrangement to be a contract that is continuously renewed. The duration of each contract is 24 hours or less and provides the same rate of payment upon renewal. Since the pricing remains the same upon contract renewal, the contract does not provide the applicable mining pool operator with a material right that represents a separate performance obligation, as contemplated by ASC 606-10-55-42.

3.We note in your revenue recognition policy disclosure that all mining revenue consideration is constrained until the mining pool operator successfully places a block. Please tell us why you believe the block reward portion of your mining revenues cannot be reasonably estimated. In this regard, it appears for FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable.

The Company acknowledges the Staff’s comments and supplementally informs the Staff that the block reward portion of the Company’s mining revenues cannot be reasonably estimated at contract inception because such portion depends on factors outside of the Company’s control, including the proportion of hash computations the Company performed for a mining pool operator relative to the total hash computations contributed by all mining pool participants in solving the current algorithm during a 24-hour period.

The Company will revise its disclosure in “Note 2 - Summary of Significant Account Policies” on Form 10-K and Form 10-Q starting with the Form 10-K for the fiscal year ended December 31, 2023, to incorporate the above referenced clarification as reflected in Exhibit A attached hereto.

4.We note your response to our prior comment 2. In your response you state that your primary market for selling digital assets is considered to be the exchange platforms currently used to sell your digital assets. Note that under ASC Topic 820-10-35-5A a principal market is presumed to be the market where you would normally sell the asset. Tell us how you have overcome this presumption or revise your policy to use the exchanges you would normally transact as your principal market. In this regard, we note that CoinMarketCap does not appear to be a market where bitcoin can be sold, and therefore does not appear to be an appropriate selection for your principal market. Please also provide us with your SAB 99 materiality analysis for each period presented, by digital asset, of the aggregate price from exchange platforms versus the price from CoinMarketCap utilized in valuing your digital assets held and potential impairment.

The Company acknowledges the Staff’s comments and supplementally informs the Staff that the main platform the Company uses to liquidate its digital assets is Coinbase. Accordingly, Coinbase is the Company’s principal market and not the price-tracking website CoinMarketCap. After conducting the SAB 99 analysis below to assess the materiality of the misstatements in the fair value of the Company’s digital assets resulting from the use of a source other than the Company’s principal market when performing quantitative impairment testing, the Company concluded that the misstatements were immaterial for the fiscal years ended December 31, 2021 and 2022.

Further, the Company will revise its disclosure in “Note 2 - Summary of Significant Account Policies – Digital Assets” on Form 10-K and Form 10-Q starting with the Form 10-K for the fiscal year ended December 31, 2023, to identity daily exchange daily data from the Company’s principal market as the source of quoted prices used in assessing the impairment of digital assets as follows:

“The Company performs an analysis each period to identify whether events or changes in circumstances, principally decreases in the quoted prices on principal markets, indicate that it is more likely than not that its digital assets are impaired. Digital assets are considered impaired if the carrying value is greater than the lowest daily quoted prices at any time during the period. For quoted prices of bitcoin, the Company uses ~~a source that publishes daily cryptocurrency trading metrics from information from multiple exchanges and uses an algorithm that factors the confidence from the distribution of prices reported by the exchanges~~ daily exchange data from its principal market.”

SAB 99 Analysis – Principal Market Used to Measure Fair Value of Digital Assets

ASC 820-10-35-5 explains that fair value measurement of an asset for impairment testing purposes assumes that the transaction to sell the asset or transfer the liability takes place either (i) in the principal market for the asset or liability or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability. The Financial Accounting Standards Board defines principal market as the market with the greatest volume and level of activity for the asset or liability. In the absence of evidence to the contrary, the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market or, in the absence of a principal market, the most advantageous market. In its Form 10-K for the fiscal years ended December 31, 2021 and 2022, the Company measured the fair value of its digital assets for impairment testing purposes based on quoted prices from CoinMarketCap, a cryptocurrency price-tracking website, rather than daily exchange data from Coinbase, the main platform the Company uses to liquidate its digital assets and thus its principal market, which led to misstatements of the Company’s total assets and net losses during the historical periods.

Consistent with SAB 99 guidance, the Company has established a materiality threshold of 5% of total assets and net loss to assess the quantitative impact of the misstatements on the Company’s Consolidated Balance Sheets and Statements of Operations in the Form 10-K for the fiscal years ended December 31, 2021 and 2022 as follows:

Digital Assets (in thousands)
Balance as of December 31,	Reported Amount	Corrected for Coinbase as the Principal Market	Error	Error Percentage	Total Asset Balance as of December 31,	Error as a Percentage of Total Assets	Net Loss for the Twelve Months Ended December 31,	Error Percen-tage
2021	476	487	12	2.5%	341,267	0.004%	(44,480)	0.027%
2022	348	341	(6)	(1.9%)	163,767	0.004%	(271,068)	0.002%

Based on the quantitative assessment above, the Company concluded that the misstatements amounted to less than 5% of total assets. Additionally, the net loss impact of the error was less than 5% of the Company’s total net loss in the respective historical periods. Accordingly, the Company has concluded that the misstatements were not quantitatively material to its financial statements for the fiscal years ended December 31, 2021 and 2022.

The Company has also considered the qualitative impact of the misstatements as required by SAB 99. A summary of the Company’s assessment of the qualitative factors suggested for consideration in SAB 99 is presented below:

SAB 99 Qualitative Factors	The Impact of Error

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	Yes. The price of the cryptocurrency the Company receives as noncash consideration from its principal market is readily determinable but was not used due to the Company’s errant selection of CoinMarketCap as its principal market.

Whether the misstatement masks a change in earnings or other trends.	No. The net loss during fiscal year 2021 and 2022 was misstated by 0.027% and 0.002%, respectively, and the net loss per share remains the same as originally reported during the historical periods.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	No. The misstatements have no impact on analysts’ consensus expectations for the Company.

Whether the misstatement changes a loss into income or vice versa.	No. The misstatements would not change a loss into income or vice versa.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	No. The Company only has one segment and the Company’s net loss was misstated by 0.027% and 0.002% for fiscal year 2021 and 2022, respectively, which the Company believes is immaterial with respect to its cryptocurrency operations.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	No. The misstatements do not interfere with the Company’s compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	No. The misstatements do not impact the Company’s compliance with loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	No. The misstatements have no impact on the setting or meeting of management targets or any compensation in connection therewith.

Whether the misstatement involves concealment of an unlawful transaction.	No. The misstatements do not involve an unlawful transaction or the concealment thereof.
Other qualitative factors considered.	As the Company held only 1% of the total cryptocurrency it mined during fiscal year 2021 and 2022, the risk of material misstatement due to a difference in the prices based on the selection of a principal markets was greatly diminished. Accordingly, 99% of the cryptocurrency earned by the Company is liquidated into cash upon receipt before any potential for impairment.

Based on the aggregate of quantitative and qualitative considerations discussed above, the Company concluded that the misstatements in the fair value of digital assets are immaterial to the Company’s historical results for the fiscal years ended December 31, 2021 and 2022 as the prices for digital assets used for impairment purposes were not materially different than the Company’s principal market’s prices.

*    *    *    *

The Staff is invited to contact the undersigned with any comments or questions it may have at (603) 531-8659.

Sincerely,

/s/ Christian Mulvihill

Christian Mulvihill
Chief Financial Officer, Greenidge Generation Holdings Inc.

Encl.

cc:    Jordan Kovler, Chief Executive Officer, Greenidge Generation Holdings Inc.
    Isaac Peace, Engagement Partner, Armanino LLP
    Leah Gonzales, MaloneBailey, LLP

EXHIBIT A

Note 2 - Summary of Significant Account Policies – Revenue Recognition

Cryptocurrency Mining Revenue

Greenidge has entered into digital asset mining pools by executing contracts with the mining pool operators to perform hash computations for a mining pool. The contracts are terminable at any time at no cost by either party and Greenidge’s enforceable right to compensation begins only when, and lasts as long as, Greenidge performs hash computations for the mining pool operator. In exchange for performing hash computations, Greenidge is entitled to a fractional share of the cryptocurrency award the mining pool operator theoretically receives less the mining pool fees. The agreements entered into with the pool operators pay out based on a Full-Pay-Per-Share (“FPPS”) payout formula, which is a conceptual formula that entitles Greenidge to consideration upon the provision of hash computations to the pool even if a block is not successfully placed by the pool operator. Revenue is measured as the value of the consideration received in the form of cryptocurrency from the pool operator, less the mining pool fees retained by the mining pool operator. Greenidge does not expect any material future changes in mining pool fee rates.

In exchange for performing hash computations for the mining pool, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less pool operator fees to the mining pool operator which are netted as a reduction of the transaction price). Greenidge’s fractional share is based on the proportion of hash computations the Company performed for the mining pool operator to the total hash computations contributed by all mining pool participants in solving the current algorithm during the 24-hour period. Daily earnings calculated under the FPPS payout formula are calculated from midnight-to-midnight UTC time and are credited to pool members’ accounts at 1:00:00 A.M. UTC. The pool sends Greenidge’s cryptocurrency balance in the account to a digital wallet designated by the Company between 9:00 A.M. and 5:00 P.M. UTC time each day, which Greenidge automatically sells for cash within minutes of receipt.

The service of performing hash computations for the mining pool operators is an output of Greenidge’s ordinary activities and is the only performance obligation in Greenidge’s contracts with mining pool operators. The cryptocurrency that Greenidge receives as transaction consideration is noncash consideration, which Greenidge measures at fair value on the contract inception date at 0:00:00 UTC on the start date of the contract. The fair value is based on Greenidge’s primary exchange of the related cryptocurrency which is considered to be Coinbase. The consideration Greenidge earns is variable since it is based on the amount of hash computations provided by Greenidge. Because the amount of consideration also depends on factors outside of our control based on the mining pool operator’s payout methodology described above, such variable consideration is constrained until Greenidge can reasonably estimate the amount of consideration by the end of a given contract day. By then it is probable that a significant reversal of the consideration will not occur. The changes in fair value from contract inception to receipt of the consideration are recognized as gains or losses outside of revenue.